

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 17, 2014

<u>Via E-Mail</u>
Mr. Stephen M. Merrick
President
CTI Industries Corporation
22160 North Pepper Road
Lake Barrington, IL 60010

>    **Re:    CTI Industries Corporation**
>    **Pre-effective Amendment 1 to Registration Statement on Form S-3**
>    **Filed September 11, 2014**
>    **File No. 333-198222**

Dear Mr. Merrick:

We reviewed the filing and have the comments below.

<u>Prospectus' Outside Front Cover Page</u>

1.  Refer to comment 2 in our September 3, 2014 letter.  As requested previously, highlight this cross reference in prominent type, such as bold type, or in another manner.  <u>See</u> Item 501(b)(5) of Regulation S-K.

<u>Undertakings, page 16</u>

2.  Refer to comment 4 in our September 3, 2014.  Please insert the language excepting registration statements relying on Rule 430B and prospectuses filed in reliance on Rule 430A from the undertaking.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from each registrant acknowledging that:

Mr. Stephen M. Merrick
CTI Industries Corporation
September 17, 2014
Page 2

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc:    Via E-Mail
       Gerald M. Miller, Esq.
       Vanasco Genelly & Miller
       33 North LaSalle Street, Suite 2200
       Chicago, IL 60602